Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(Dollars in millions, except ratio data)	2009	2008	2008	2007	2006	2005	2004
Pretax income from continuing operations before adjustment for equity in income from unconsolidated entities	$7,574	$6,716	$14,057	$11,542	$9,152	$6,785	$5,187
Noncontrolling interest	(137)	(130)	(263)	(255)	(251)	(226)	(209)
Interest expense	732	28	161	251	454	603	663
Portion of rent expense representing interest	267	201	412	359	340	297	251
Amortization of capitalized interest	35	33	67	60	55	52	49
Distributions from unconsolidated entities	20	16	40	18	15	16	14

Income, as adjusted	$8,491	$6,864	$14,474	$11,975	$9,765	$7,527	$5,955

Fixed Charges:
Interest expense	$732	$28	$161	$251	$454	$603	$663
Capitalized interest	176	138	329	296	318	248	118
Preferred return requirement of a consolidated subsidiary	—	—	—	—	21	34	33
Portion of rent expense representing interest	267	201	412	359	340	297	251

Fixed charges	$1,175	$367	$902	$906	$1,133	$1,182	$1,065

Ratio of earnings to fixed charges	7.23	18.70	16.05	13.22	8.62	6.37	5.59